

FIXED INCOME UPDATE

THIRD QUARTER 2023



PRESENTERS & FIRM SUMMARY

Jason O. Jackman, CFA

CHIEF EXECUTIVE OFFICER

JJACKMAN@JOHNSONASSET.COM

Brandon A. Zureick, CFA

MANAGING DIRECTOR & PORTFOLIO MANAGER, PRINCIPAL

BZUREICK@JOHNSONASSET.COM

Johnson Asset Management is a national investment management firm based in Cincinnati, Ohio. We are an independent, 100% employee-owned firm with over $4.7 billion* in institutional assets under management and over $17 billion* in total firm wide assets under management. We have managed institutional assets since 1976.

Our proven and repeatable Quality-Yield investment approach to building portfolios combined with the extensive experience and continuity of our investment team, has continued to result in a high batting average of success for our clients. We have never lost an institutional portfolio manager to another firm, displaying the strong heritage and consistency of our investment philosophy, which has remained unchanged throughout the history of our firm.

JAM AUM is as of 09/30/2023; Firm AUM is as of 06/30/2023

FIXED INCOME INVESTMENT TEAM

Fixed Income Strategy Team

Jason Jackman, CFA
Chief Executive Officer,
Principal
31 years

Michael Leisring, CFA
Chief Investment Officer -
Fixed Income, Portfolio
Manager, Principal
26 years

Brandon Zureick, CFA
Managing Director, Portfolio
Manager, Principal
16 years

David Theobald, CFA
Senior Portfolio Manager,
Principal
16 years

Ryan Martin, CFA
Portfolio Manager, Principal
10 years

Research and Trading

Emilia Connor-Brady, CFA
Credit Analyst
5 years

Kristen Rettig, CFA
Research Analyst
4 years

Alex Wirt, CFA, CFP®
Credit Analyst
10 years

JOHNSON ASSET MANAGEMENT

Mutual Fund Performance Update

Johnson Institutional Short Duration Bond Fund (JIBDX)

As of 12/13/2023	YTD	1-Year	3-Year	5-Year	10-Year	S.I.
JIBDX	4.13%	3.81%	-0.38%	1.54%	1.35%	2.75%
ICE BofA U.S. Corp. & Gov. 1-3 Yrs.	*4.13%*	*4.01%*	*-0.05%*	*1.54%*	*1.23%*	*2.67%*

Johnson Institutional Intermediate Bond Fund (JIBEX)

As of 12/13/2023	YTD	1-Year	3-Year	5-Year	10-Year	S.I.
JIBEX	4.35%	3.17%	-2.23%	1.60%	1.89%	3.69%
Bloomberg Intermediate G/C	*4.31%*	*3.37%*	*-1.86%*	*1.60%*	*1.60%*	*3.63%*

Johnson Institutional Core Bond Fund (JIBFX)

As of 12/13/2023	YTD	1-Year	3-Year	5-Year	10-Year	S.I.
JIBFX	4.03%	1.64%	-4.11%	1.22%	2.00%	4.12%
Bloomberg U.S. Aggregate	*4.20%*	*2.11%*	*-3.63%*	*1.06%*	*1.66%*	*3.84%*

SOURCE: JOHNSON ASSET MANAGEMENT, ULTIMUS FUND SOLUTIONS

INTEREST RATES & YIELD CURVE UPDATE

10-Yr Treasury Yield (as of 12/14/23)



UST Yield Curve



SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 11/30/2023

CREDIT SPREADS & EXCESS RETURN SNAPSHOT



Investment Grade Spreads (BPS)



Excess Returns (YTD)

Financial Long	724
Financial Intermediate	235
Financial	319
Utility Long	462
Utility Intermediate	206
Utility	331
Industrial Long	773
Industrial Intermediate	251
Industrial	468
Corporate Long	726
Corporate Intermediate	241
Corporate	407

SOURCE: BLOOMBERG, DATA AS OF 11/30/2023

JIBFX PORTFOLIO COMPOSITION

QUALITY WEIGHTINGS



SECTOR WEIGHTINGS



■ JOHNSON   ■ BLOOMBERG US AGGREGATE

DURATION ALLOCATION



PORTFOLIO SUMMARY	JOHNSON	BLOOMBERG US AGGREGATE
COUPON	3.33%	3.08%
YIELD TO MATURITY	5.07%	5.08%
WEIGHTED AVG. MATURITY (IN YRS)	8.49	8.44
WEIGHTED AVG. DURATION (IN YRS)	6.74	6.19
CONVEXITY	0.33	0.29

❯ SOURCE: BONDEDGE   Note: All data as of 11/30/2023

6

JIBEX PORTFOLIO COMPOSITION

QUALITY WEIGHTINGS



SECTOR WEIGHTINGS



■ JOHNSON ■ BLOOMBERG US INTERMEDIATE G/C

DURATION ALLOCATION



PORTFOLIO SUMMARY	JOHNSON	BLOOMBERG US INTERMEDIATE G/C
COUPON	3.20%	2.86%
YIELD TO MATURITY	5.05%	4.88%
WEIGHTED AVG. MATURITY (IN YRS)	4.75	4.26
WEIGHTED AVG. DURATION (IN YRS)	4.18	3.67
CONVEXITY	0.11	0.10

» SOURCE: BONDEDGE

Note: All data as of 11/30/2023

JIBDX PORTFOLIO COMPOSITION

QUALITY WEIGHTINGS


Treasury
Agency
AAA
AA
A
BBB
0%
20%
40%
60%
80%

SECTOR WEIGHTINGS


Treasury
Agency
MBS
Industrial
Utility
Finance
Non-Corp
Munis
0%
10%
20%
30%
40%
50%
60%
70%
JOHNSON
ICE BofAML U.S. CORP & GOV'T, 1-3 YEARS

DURATION ALLOCATION


70%
60%
50%
40%
30%
20%
10%
0%
0-1
1-2
2-3
3-4
4-5
5-6
6-7
7-8
8-9
9-10
10+

PORTFOLIO SUMMARY	JOHNSON	ICE BofAML U.S. CORP & GOV'T, 1-3 YEARS
COUPON	3.03%	2.64%
YIELD TO MATURITY	5.37%	5.03%
WEIGHTED AVG. MATURITY (IN YRS)	2.18	1.94
WEIGHTED AVG. DURATION (IN YRS)	2.00	1.83

SOURCE: BONDEDGE

Note: All data as of 11/30/2023



ECONOMIC & MARKET OVERVIEW



YIELDS ELEVATED ACROSS FIXED INCOME

Fixed Income Sector 10 Yr. Yield Range

Max ▲9/30/2023 ●Average Min

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 9/30/2023

LONG-TERM RATES VS. FED EXPECTATIONS


UST 30Y 1M Rate & Fed Long-Run "Dot"
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
1/31/2012
5/31/2012
9/28/2012
1/31/2013
5/31/2013
9/30/2013
1/31/2014
5/30/2014
9/30/2014
1/30/2015
5/29/2015
9/30/2015
1/29/2016
5/31/2016
9/30/2016
1/31/2017
5/31/2017
9/29/2017
1/31/2018
5/31/2018
9/28/2018
1/31/2019
5/31/2019
9/30/2019
1/31/2020
5/29/2020
9/30/2020
1/29/2021
5/31/2021
9/30/2021
1/31/2022
5/31/2022
9/30/2022
1/31/2023
5/31/2023
9/29/2023
UST 30Y 1M Rate
LT Fed Dot

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/14/2023

FED DOTS


View Projection Historical
Meeting Date 12/13/2023
Add to Chart
Chart
Table
BE Fed Spectrometer
Compare with None Previous Custom 09/20/2023
Implied Fed Funds Target Rate
Track Annotate Zoom
Implied Fed Funds Target Rate
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
FOMC Members' Dot Projections for meeting date 12/13/2023
FOMC Members' Dot Projections for meeting date 09/20/2023
FOMC Dots Median
FOMC Comparison Dots Median
2023
2024
2025
2026
Longer Term
Projection Year End

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/13/2023

ASYMMETRY OF INTEREST RATE SENSITIVITY



Total Return Scenarios: +/- 1% Interest Rate Change

ICE BofA 1-3Y Gov/Cred
- +100 Bps: 3.19%
- -100 Bps: 6.80%

Bloomberg Intermediate Gov/Cred
- +100 Bps: 1.41%
- -100 Bps: 8.98%

Bloomberg US Aggregate
- +100 Bps: -0.25%
- -100 Bps: 11.82%

■ +100 Bps   ■ -100 Bps

NOTE: RETURN ESTIMATES ARE BASED SOLELY ON CHANGES IN THE LEVEL OF INTEREST RATES ASSUMING A PARALLEL SHIFT IN THE YIELD CURVE. NO ADDITIONAL ASSUMPTIONS ARE BEING MADE ABOUT MARKET CONDITIONS.
SOURCE: JOHNSON ASSET MANAGEMENT, BONDEDGE, DATA AS OF 9/30/2023



MORTGAGES ATTRACTIVE RELATIVE TO IG CREDIT

Mortgage Spreads vs. IG Credit Spreads



LEADING INDICATORS SHOWING GROWTH TREND

The Conference Board Leading Economic Indicators Index (YoY %)



SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 8/31/2023

EMPLOYMENT BACKDROP REMAINS STEADY



Unemployment Rate (%)

Change in Initial Jobless Claims 4-Week Moving Average
By Month, Following 3 Mo./10 Yr. Yield Curve Inversion

of Months

1969 1973 1980 1981 1990 2001 2008 Today

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 9/30/2023



QUESTIONS? PLEASE CONTACT

Emily Fox, CAIA

SENIOR DIRECTOR OF INSTITUTIONAL BUSINESS DEVELOPMENT

D: 312.584.0962

EFOX@JOHNSONASSET.COM

CLIENTSERVICE@JOHNSONASSET.COM

_____

JOHNSONASSET.COM